January 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Withdrawal of Request for Acceleration of Effective Date KaloBios Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-184299)

Dear Mr. Riedler:

On January 30, 2013, KaloBios Pharmaceuticals, Inc. (the “Registrant”) filed a letter with the Securities and Exchange Commission (the “SEC”) via Edgar. The letter requested that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the SEC accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-184299). The Registrant hereby requests to withdraw such acceleration request in order to submit a new acceleration request.

Sincerely,

KaloBios Pharmaceuticals, Inc.

By:	/s/ David W. Pritchard
David W. Pritchard
President and Chief Executive Officer